UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     -------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(1)


                           SUPREMA SPECIALTIES, INC..
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   86859F 10 7
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                      --------------------
CUSIP No. 86859F 10 7                   13G                   Page 2 of 5 Pages
----------------------                                      --------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MARK COCCHIOLA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)|_|
                                                                        (b)|_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
  NUMBER OF SHARES        5   SOLE VOTING POWER
    BENEFICIALLY
      OWNED BY                741,493  (including 227,191 shares issuable upon
        EACH                  exercise of stock options)
       PERSON             ------------------------------------------------------
     REPORTING            6   SHARED VOTING POWER
        WITH
                              24,666 (including 21,666 shares issuable upon
                              exercise of stock options)
                          ------------------------------------------------------
                          7   SOLE DISPOSITIVE POWER

                              741,493 (including 227,191 shares issuable upon
                              exercise of stock options)
                          ------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER

                              24,666 (including 21,666 shares issuable upon exercise of stock options)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    766,159
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    [_]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Suprema Specialties, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               510 East 35th Street
               Paterson, New Jersey 07543

Item 2(a).     Name of Person Filing:

               This Amendment No. 3 to Schedule 13G is filed on behalf of Mark Cocchiola (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or,
               If None, Residence:

               c/o Suprema Specialties, Inc.
               510 East 35th Street
               Paterson, New Jersey 07543

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

               86859F107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)-(j) Not applicable


                               Page 3 of 5 Pages

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                    As of December 31, 2001, the Reporting Person beneficially owned 766,159 shares of the Issuer's Common Stock, which amount includes 514,302 shares owned and held of record by the Reporting Person, 3,000 shares held of record by the wife of the Reporting Person, 21,666 shares issuable upon exercise of options held by the wife of the Reporting Person and 227,191 shares which the Reporting Person has the right to acquire upon exercise of options granted to the Reporting Person that are exercisable within 60 days from December 31, 2001.

               (b)  Percentage of Class:

                    7.2% beneficially owned by the Reporting Person. Calculation of percentage of beneficial ownership is based on 10,450,038 shares of the Issuer's Common Stock outstanding on December 31, 2001 as reported by the Issuer.

               (c)  Number of Shares as to Which Such Person Has:

                    (i)   sole power to vote or direct the vote:

                          741,493 shares of Common Stock (includes 227,191 shares that are issuable upon exercise of stock options)


                               Page 4 of 5 Pages

                    (ii)  shared power to vote or direct the vote:

                          24,666 shares of Common Stock (includes 21,666 shares that are issuable upon the exercise of options

                    (iii) sole power to dispose or direct the disposition of:

                          741,493 shares of Common Stock (includes 227,191 shares that are issuable upon exercise of stock options)

                    (iv)  shared power to dispose or direct the disposition of:

                          24,666 shares of Common stock (includes 21,666 shares that are issuable upon exercise of stock options)

Items 5-10.

               Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2002



                                        /s/ Mark Cocchiola
                                        -------------------------------
                                        Mark Cocchiola



                               Page 5 of 5 Pages